

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 15, 2017

<u>Via E-Mail</u>
Mr. D. Anthony Scaglione
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

    Re: ABM Industries Incorporated
     Form 10-K for the fiscal year ended October 31, 2016
     Filed December 21, 2016
     File No. 001-08929

Dear Mr. Scaglione:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kristi Marrone

       Kristi Marrone
       Staff Accountant
       Office of Real Estate and
       Commodities